UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated October 16, 2024 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

REE TRANSLATION

Buenos Aires, October 16, 2024

Comisión Nacional de Valores

Re.: Report of decision of Federal Administrative Court No. 8 in the case: “Telecom Argentina SA c/EN-Enacom and other on knowledge process” (Docket N° 4206/2021)

Dear Sirs,

I am writing to you in my capacity as Attorney-in-fact of Telecom Argentina S.A. (the “Company”) following up on the relevant information made public on September 25, 2024.

In this respect, we inform you that today the Company was notified of the decision of the Federal Administrative Court No. 8 to consider the case concluded and to be kept in records.

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	October 17, 2024	By:	/s/ Luis Fernando Rial Ubago
Name: Luis Fernando Rial Ubago
Title: Responsible for Market Relations